February 11, 2025

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eric Atallah Sasha Parikh Doris Stacey Gama Tim Buchmiller

Re:	Regentis Biomaterials Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 27, 2025 CIK No. 0001912966

Dear Ms. Gama:

We are writing to submit the responses of Regentis Biomaterials Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 5, 2025, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1, submitted by the Company on January 27, 2025 (the “Form F-1”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No. 2 to the Draft Registration Statement on Form F-1 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each comment of your letter and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 2.

Draft Registration Statement on Form F-1 Submitted January 27, 2025

Capitalization, page 59

1.	On pages 116 and F-15, you noted that, as of January 15, 2025 and January 24, 2025, respectively, the Company raised $250,000 under the Bridge Loans and the bridge loans will be repaid at the earlier of consummation of an initial public offering or on March 31, 2025. Please tell us your consideration of this repayment as a pro forma adjustment to the capitalization table.

Response: In response to the Staff’s comment, the Company confirms that the $250,000 outstanding under the Bridge Loans will be repaid from the proceeds of the offering. The Company has revised its disclosure on pages 11, 13, 58 and 59 of Amendment No. 2 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Operating Results

Research and Development Expense, page 63

2.	In your response to prior comment four, you stated that costs associated with regulatory compliance and patent expenses will be presented as part of general and administrative expenses in the future. In this regard, please confirm that you have not included these costs in Research and Development expense for the interim period ended June 30, 2024.

Response: In response to the Staff’s comment, the Company confirms that it has not included costs associated with regulatory compliance and patent expenses in its research and development expenses for the interim period ended June 30, 2024.

Notes to Financial Statements

Note 2 (d) - Basic and diluted loss per share, page F-8

3.	We noted that you present 1,041,460 convertible preferred shares as outstanding in your basic earnings per share calculation for the six months ended June 30, 2024. Please support your accounting treatment, referencing relevant authoritative literature. In this regard, you reported net income for the period ended June 30, 2024. Please tell us your consideration of presenting diluted EPS for this period. In addition, please tell us your consideration of the potentially dilutive shares associated with the convertible notes.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the preferred shares of the Company meet the definition of participating security in the glossary of ASC 260. ASC 260-10-45-60 requires the use of the two-class method for the calculation of EPS. As the rights of the preferred shares includes the participation in the Company’s earnings, at the time of dividend payment, based on a one-to-one basis, it means that income available for allocation is allotted to ordinary and preferred shares on a pro-rata basis and as if the preferred shares were ordinary shares. As such the Company inadvertently, included the preferred shares in the number of shares used in calculation of basic EPS for the six months ended June 30, 2024. The Company further advises that as the participation is on a one-to-one basis, the per share earnings amount is not affected and the amount presented is still the correct EPS per ordinary share. The Company has amended this typo and shows only ordinary shares and EPS per ordinary shares and amended the related note accordingly. The Company also considered potentially dilutive instrument and concluded that no other instrument has a dilutive effect. The Company has outstanding warrants, options and convertible notes, all of which have no dilutive effect. With respect to the convertible notes, as the conversion thereof is contingent upon the completion of the initial public offering, during the six months ended June 30, 2024, it does not have dilutive effect.

Please contact me at 312 364 1633 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ David Huberman, Esq.

CC: Dr. Eli Hazum